www.linkedin.com/in/dr-shante-williams-mba-b46a6515 (LinkedIn)

Top Skills

Chief Executive

Negotiation

Venture Capital

Languages

Spanish (Limited Working)

Honors-Awards

Charlotte BusinessWoman of the Year Graduate Fellowship

Winston Salem State University 40 under 40 Young Alumni Award

2017 Charlotte 40 under 40 Honorees

YP Entrepreneur of the year

Alumni Achiever

Publications

Black Angels Among Us

Indirubins decrease glioma invasion by blocking migratory phenotypes in both the tumor and stromal endothelial cell compartments.

Glioma cell migration on 3D nanofiber scaffolds is regulated by substrate topography and abolished by inhibition of STAT3 signaling.

Targeting of the Bmi-1 oncogene/ stem cell renewal factor by microRNA-128 inhibits glioma proliferation and self-renewal

Patents

Membranes, calendered microporous membranes, battery separators, and related methods

Depositions or layers for microporous membranes, improved membranes, improved lithium battery separators, improved batteries,

Dr. Shante' Williams, MBA

Capital Activist | Impact and Venture Investor| Speaker| Author| Fintech And Medical Advocate
Charlotte, North Carolina, United States

Summary

Dr. Shante Williams is a distinguished venture capitalist, business owner, inventor, intellectual property strategist and private investor. Currently, she serves as CEO of Black Pearl Global Investments, a Black-owned asset management firm focused on reducing health disparities across the globe.

Her proven track record of excellence and leadership has been integral to the growth for many individuals and businesses. Before life as a full-time entrepreneur, Dr. Shante worked in the medical field and is widely recognized for her discovery of innovative chemotherapy treatments for high-grade invasive brain tumors. As soon as she discovered how to apply her innovative prowess to other facets of her industry, she earned numerous leadership positions. In the health care field, Dr. Shante has served in leadership roles such as vice president of technology acquisition and director of mergers and acquisitions. She enjoyed a stint in the auto industry as director of intellectual property for electric drive vehicles.

Having enjoyed years of accomplishment in corporate America, Dr. Shante founded her first company, RW Capital Partners, which became an industry-leading firm specializing in real estate, technology development, startup/standup and business disputes resolution. Her knowledge remains pivotal to helping entrepreneurs evolve and become more informed.

She has received numerous awards for her business and entrepreneurship efforts, and her thought leadership is frequently published in national and international media outlets. Her community service includes chairman for the Charlotte Mecklenburg Black Chamber of Commerce. Additionally, she is a board member for the Charlotte Symphony and Opera Carolina.

improved high voltage lithium batteries, and related methods

Membranes, separators, batteries, and methods

Dr. Shante earned her bachelor's degree from Winston-Salem State University and a Master of Business Administration from Queen's University of Charlotte. She holds a doctorate in integrated biomedical science, specializing in neuro-oncology and pharmacology, from The Ohio State University.

Experience

Black Pearl Global Investments
Global Chief Executive Officer
Charlotte, North Carolina, United States

Chief executive over offices in North America, Caribbean, and Africa.

Opera Carolina
General Director
July 2024 - Present (1 year 4 months)
United States

Black Pearl Global Investments
Chief Executive Officer
January 2018 - Present (7 years 10 months)

Equilibrium Impact Ventures
Founding Partner/ General Partner
September 2020 - Present (5 years 2 months)
Winston-Salem, North Carolina, United States

Equilibrium Impact Ventures designs and manages venture funds that support sustainable social impact. We combine the patience of philanthropic capital and the innovation of entrepreneurship to create impact at scale. Our funds allocate at least 2/3 of capital to diverse founding teams with an aim of creating more successful Black, brown and women entrepreneurs, investors and fund managers. EQIV successfully raised its fund I and is currently deploying capital.

Wingate University
Adjunct Professor
August 2020 - Present (5 years 3 months)
Wingate, North Carolina, United States

Black Pearl Vision

Owner
September 2022 - September 2024 (2 years 1 month)
Sarasota County, Florida, United States

Delta Capital Partners (Caribbean)
Board of Directors
August 2021 - June 2022 (11 months)
Kingston, Jamaica

RW Capital Partners
Managing Partner
January 2014 - September 2019 (5 years 9 months)
Charlotte, North Carolina Area

A venture capital and investment due diligence firm focused on making sound investments and producing profits
Managing Director (successful exit 2019)
• Investments made across 9 industries (Biotech/Pharma, Medical Devices, Alternative Energy, Transportation, Health and Wellness, Beauty/Cosmetics, Real Estate, Consumer Tech, and Entertainment) totaling more than $400,000 in private funds invested
• Funded first joint community grant to minority entrepreneurs in Charlotte NC
• 15 Start-ups launched since 2014
• Advisor to more than 42 small businesses and 75 entrepreneurs
• Advocates for local policies that will strengthen the entrepreneurial ecosystem of Charlotte NC

Celgard
Intellectual Property Manager
August 2015 - December 2016 (1 year 5 months)
Charlotte, North Carolina Area

Medicomp Inc.
Business Development Manager
April 2014 - May 2015 (1 year 2 months)

• Report directly to CEO and Board of Directors
• Responsible for leading all domestic and international partnership discussions
• Lead New Product Development and market introduction
• Responsible for all Intellectual Property Portfolio Management

Edison Nation Medical

VP of Technology Sourcing and Acquisition
September 2013 - August 2014 (1 year)
Charlotte, North Carolina Area

• Identified, developed, commercialized, and partner break-through medical innovations that improve patient care and lower healthcare costs
• Worked with product engineers to optimize prototypes and final configurations
• Collaborated with healthcare professionals to identify areas of unmet medical need to help drive technological innovation
• Negotiated and structured contracts
• Advised clients and firm on additional revenue streams to support on-going research and development functions
• Built financial models to demonstrate potential returns on investment
• Provided strategic advice for capital rationing for start-ups and entrepreneurs

Destum Partners, Inc
2 years 7 months

Senior Associate
May 2012 - September 2013 (1 year 5 months)

• Conduct financial valuations used to assist clients in raising capital and negotiating deal terms
• Conduct prior art searches, analyze and explain patents for strategic planning and intellectual property due diligence for financial valuations
• Manage advisory projects to include but not be limited to in licensing, acquisitions, divestitures, out-licensing, research and discovery, partnerships, and distribution agreements
• Lead role in both market analytic, buy-side and sell side projects
• Design and conduct market research studies to help guide product positioning, strategic planning, and potential areas of growth
• Conduct primary market research to generate assumptions for valuation purposes
• Conduct secondary market research to generate assumptions for valuation purposes
• Provide scientific guidance on the entire company portfolio
• Review literature and attend scientific meetings to provide internal and external guidance on the current trends with the pharmaceutical and biotechnology industries
• Advise clients on regulatory and scientific strategies to maximize capital

Associate
March 2011 - May 2012 (1 year 3 months)

The Ohio State University
Research Associate
June 2005 - March 2011 (5 years 10 months)

Graduate Student in the Department of Neurological Surgery conducting research on elucidating the mechanism by which glioma cells migrate. Also, the identification of pharmacological means for treating Glioblastoma.

• Planned, conducted, evaluate and analyze independent research project focused on the "Identification of Novel Therapeutics for the Treatment of Brain Tumors".
• Received intense training in manuscript and grant writing and preparation.
• Member of the Diversity Enhancement and Implementation Committee. This Committee is responsible for the increasing the diversity presence in the biomedical sciences.
• Founding member of Minorities in Science. This organization is responsible for advocating on behalf of the minorities in medical sciences as well as implementing a system that will increase minority retention at the graduate level.
• Treasurer Bennett Graduate Society. This organization is the oldest graduate education society on campus focused on the professional and psychological development of students.

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Education

The Ohio State University
Ph.D., Integrated Biomedical Science specializing Neuro-Oncology
 · (2005 - 2010)

Queens University of Charlotte
Master of Business Administration (M.B.A.), Business Administration and Management, General · (2012 - 2014)

Winston-Salem State University
B.Sc, Chemistry · (2002 - 2005)